Exhibit 99.2

Recon to Participate in M Vest LLC and Maxim Group LLC

Inaugural Emerging Growth Virtual Conference

Presenting Innovative Small and Mid-Cap Companies in Healthcare, Industrials, Electric Vehicles, TMT, and Consumer Products

BEIJING, March 15, 2021 /PRNewswire/ -- Recon Technology, Ltd (NASDAQ: RCON), (“Recon” or the “Company”), announced today that Company’s Chief Financial Officer, Jia Liu, has been invited to present at Inaugural Emerging Growth Virtual Conference, presented by M Vest LLC and Maxim Group LLC. The conference will take place on March 17 and 18, 2021 from 9:00 am-5:00 pm EDT featuring roundtable discussions with C-suite executives moderated by Maxim Research Analysts, fireside chats with live Q&A, and presentations from hundreds of issuers both domestically and internationally.

During this virtual conference, Recon will present along with other important voices in the oil and gas industry. You will also hear from healthcare leaders treating a broad range of indications; cannabis entrepreneurs exploring the changing landscape; tech innovators changing how we work and play, and industrial executives setting new standards. The conference will feature roundtable discussions, issuer presentations, fireside chats, and live Q&A with company CEOs moderated by Maxim Research Analysts. To attend and access exclusive content, just sign up to become an M-Vest member and stay tuned for more updates.

To learn more about presenting and attending, sign up for M-Vest HERE.

About Recon Technology, Ltd.

Recon Technology, Ltd. (NASDAQ: RCON) is China’s first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn .

ABOUT M VEST LLC

M Vest LLC (“M-Vest”) is an online investment bank and digital community built for issuers, investors, and thought leaders to share information and access investment opportunities through capital raisings of Regulation D and Regulation A Offerings. Founded in 2017 and headquartered in New York City, M-Vest provides insights on current equity market trends, hosts presentations from public companies, and provides access to capital for emerging growth companies. M-Vest hosts live conferences and webinars featuring CEOs discussing the latest developments in their industries. M-Vest is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC), is a member of FINRA and SIPC, and is a sister company of Maxim Group, LLC.

ABOUT MAXIM GROUP LLC

Maxim Group LLC is a full-service investment banking, securities and wealth management firm headquartered in New York. The Firm provides a full array of financial services including investment banking; private wealth management; and global institutional equity, fixed-income and derivatives sales & trading, equity research and prime brokerage services. Maxim Group is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). Member of FINRA SIPC, and NASDAQ. To learn more about Maxim Group, visit maximgrp.com.

For more information about Recon, please contact:

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd.

Phone: +86 (10) 8494-5799

Email: info@recon.cn

2